AB*
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UNI

SECURITIES AND 09042692

Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2009
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/08** (MM/DD/YY) AND ENDING **09/30/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg (City) **Florida** (State) **33716** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II **727-567-1000** (Area Code . Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700 (Address) **Tampa** (City) **Florida** (State) **33602** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
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Statement of Financial Condition

SEPTEMBER 30, 2009

RAYMOND JAMES
FINANCIAL SERVICES, INC.

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2009

SUMMARY OF CONTENTS

I. Officer Certification and Oath or Affirmation

II. Independent Auditors' Report

III. Statement of Financial Condition as of September 30, 2009

IV. Notes to Statement of Financial Condition

V. Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

RAYMOND JAMES

November 25, 2009

Gentlemen:

We, the undersigned, officers of Raymond James Financial Services, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Financial Statements and supplementary schedules.

OATH OR AFFIRMATION

We, Richard G. Averitt III and Richard B. Franz II, officers of Raymond James Financial Services, Inc., affirm to the best of our knowledge and belief, that the accompanying financial statements and supporting schedules pertaining to the firm of Raymond James Financial Services, Inc., as of September 30, 2009, are true and correct. We further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

Chairman

Richard B. Franz II

Principal Financial Officer

State of Florida
County of Pinellas

Before me personally appeared Richard G. Averitt III and Richard B. Franz II, to me well known and known to me to be the persons described in and who executed the foregoing instrument, and acknowledged to me and before me, that Richard G. Averitt III and Richard B. Franz II executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 25th day of November, A.D., 2009.

Linda M. Champagne

Notary Public
State of Florida at Large

My commission expires: 4/20/2012

NOTARY PUBLIC STATE OF FLORIDA
Notary Public State of Florida
Linda M Champagne
My Commission DD833869
Expires 04/20/2012

Raymond James Financial Services, Inc.
Member FINRA/SIPC
880 Carillon Parkway • St. Petersburg, FL 33716
727.567.3016 • 800.237.8691 Ext. 73016 • 727.567.8323 Fax

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Independent Auditors' Report

The Board of Directors
Raymond James Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Raymond James Financial Services, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 30, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond James Financial Services, Inc. as of September 30, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 25, 2009
Certified Public Accountants

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2009
(in thousands, except share and par value amounts)

Assets		
Cash and Cash Equivalents	$	70,527
Receivables from Affiliates		10,533
Other Receivables, Net of Allowance of $2,458		34,882
Deferred Income Taxes, Net		9,215
Property and Equipment, Net of Accumulated Depreciation of $2,225		237
Prepaid Expenses and Other Assets		749
Total Assets	$	126,143
Liabilities and Stockholder's Equity		
Accrued Compensation, Commissions and Benefits		40,453
Income Taxes Payable		13,951
Payables to Affiliates		1,493
Accrued Expenses and Other Liabilities		9,924
Total Liabilities		65,821
Stockholder's Equity:		
Common Stock - $1 Par Value; Authorized 5,000 Shares; Issued and Outstanding 5,000 Shares		5
Additional Paid-in Capital		37,021
Retained Earnings		23,296
Total Stockholder's Equity		60,322
Total Liabilities and Stockholder's Equity	$	126,143

See Accompanying Notes to Financial Statements.

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Raymond James Financial Services, Inc. (the "Company") is a Florida corporation and is a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Parent"). The Company, a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company provides a comprehensive range of investments and services to its retail customers, including asset management, estate planning, retirement planning and cash management.

On January 2, 2009, the Company committed to and implemented an organizational restructuring plan intended to move the Company's asset management business to a separate entity, Raymond James Financial Services Advisors, Inc. ("RJFSA"). All assets and liabilities associated with the Company's asset management business were transferred to RJFSA at this time.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The Company conforms to its Parent's fiscal year end of September 30th. The Statement of Financial Condition is prepared in conformity with U.S. generally accepted accounting principles, the more significant of which are summarized below.

Management Estimates and Assumptions

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

Securities Transactions

The Company clears all securities transactions on a "fully-disclosed" basis through Raymond James & Associates, Inc. ("RJ&A"), a wholly-owned broker-dealer subsidiary of RJF. Under the clearing arrangement, RJ&A confirms securities trades, processes securities movements and records transactions for clients in its accounts.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with an initial maturity of 90 days or less.

Receivables and Allowance for Doubtful Accounts

The Company makes loans or pays advances to financial advisors of the Company, who are independent contractors. These loans and advances are included in Other Receivables in the amount of $34,469,000 less an allowance for doubtful accounts of $2,458,000. The Company provides for an allowance for doubtful accounts based on an evaluation of the Company's ability to collect such receivables. The Company's ongoing evaluation includes the review of specific accounts of financial advisors no longer associated with the Company and the Company's historical collection experience. When the review of these accounts indicates that any further collection activity is highly unlikely, the loans are written off and the corresponding allowance for doubtful accounts is reversed.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight line method for financial reporting purposes over the estimated useful lives of the assets, which range from two to seven years for software and two to five years for furniture, fixtures and equipment.

Additions, improvements and expenditures for repairs and maintenance that extend the useful life of an asset are capitalized.

Fair Value

The Company adopted the "Fair Value Measurements" and "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active" pronouncements on October 1, 2008. The adoption of these pronouncements did not have an impact on the financial position of the Company. The pronouncements define fair value, establish a framework for measuring fair value and expand disclosures about fair value measurements required under other accounting pronouncements, but do not change existing guidance as to whether or not an instrument is carried at fair value. Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Effective October 1, 2008, the Company adopted the accounting guidance which allows companies to elect to follow fair value accounting for certain financial assets and liabilities on an instrument by instrument basis. In adopting this guidance the Company elected not to choose the fair value option for any financial assets and liabilities.

Income Taxes

The results of operations of the Company are included in the consolidated federal and certain state income tax returns of RJF. The Company utilizes the asset and liability method of accounting for income taxes in accordance with GAAP. The objectives are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact the Company's financial position.

The fiscal 2009 income tax liability was calculated on a pro rata basis using the blended federal and state income tax rates as determined by RJF and by applying consolidated return limitations on all appropriate items including, but not limited to, capital gains, tax credits and charitable contributions.

The Company recognizes liabilities for uncertain income tax positions based on a two-step process. First, income tax benefits can be recognized in financial statements for a tax position if it is considered "more likely than not" of being sustained on audit based solely on the technical merits of the income tax position. Second, if the recognition criteria are met, the amount of income tax benefits to be recognized is measured based on the largest income tax benefit that is more than 50 percent likely to be realized on ultimate resolution of the tax position. See Note 5 of the Notes to Financial Statements for further information on the Company's income taxes.

Stock Compensation

Select employees participate in various RJF incentive stock options and restricted stock plans which provide for the issuance of RJF common stock. RJF measures compensation expense for share-based awards made to employees based on estimated fair values for the vesting term of the awards. The financial advisors of the Company, who are independent contractors, participate in two non-qualified stock option plans and one restricted stock plan. Absent a specific performance commitment, these grants are measured at their vesting date fair value and their fair value estimated at reporting dates prior to that time. Further, the Company classifies these non-employee awards as liabilities at fair value upon vesting. Stock-based compensation amounts are allocated by RJF to the Company. RJF allocates the cost of providing these plans to the Company based on actual cost per individual.

Legal Reserves

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss

can be estimated, the Company accrues the most likely amount; if the most likely amount is not determinable, the Company accrues at least the minimum of the range of probable loss.

The Company records reserves related to legal proceedings in Accrued Expenses and Other Liabilities. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of an employee or financial advisor of the Company; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Lastly, each case is reviewed to determine if it is probable that insurance coverage will apply, in which case the reserve is reduced accordingly.

NOTE 3 - RELATED PARTY TRANSACTIONS:

Pursuant to formal clearing agreements, RJ&A clears trades for the Company. RJ&A confirms securities trades, processes securities movements, records transactions with clients in its accounts and collects commissions and fees on behalf of the Company. RJ&A retains a portion of such commissions and fees as a clearing fee for its services.

The Company participates with its Parent and affiliates in certain expense sharing agreements. The Statement of Financial Condition reflects amounts receivable, primarily for fees and sales commissions receivable; and amounts payable for these related party transactions.

At September 30, 2009, Receivables from Affiliates of $10,533,000, primarily for sales commissions receivable, and Payable to Affiliates of $1,493,000, reflect amounts receivable and payable for the related party transactions.

NOTE 4 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934. The Company, a member firm of the Financial Industry Regulatory Authority ("FINRA"), is also subject to the rules of FINRA, whose requirements are substantially the same. Rule 15c3-1 also provides for an "alternative net capital requirement" which the Company has elected. It requires that the minimum net capital, as defined, be equal to the greater of $250,000 or two percent of aggregate debit items arising from client transactions. At September 30, 2009, the Company had no aggregate debit items and therefore the minimum net capital of $250,000 is applied.

	September 30, 2009
	(in thousands)
Net Capital	$ 18,882
Less: Required Net Capital	(250)
Excess Net Capital	$ 18,632

The separation of RJFS advisory business to a separate subsidiary of RJF resulted in the decline of the Company's net capital balances.

NOTE 5 - FEDERAL AND STATE INCOME TAXES:

The major deferred tax asset (liability) items are as follows:

	September 30, 2009
	(in thousands)
Deferred Tax Assets:	
Accrued Expenses	$ 6,379
Deferred Compensation	1,726
Capital Expenditures	1,095
Other	248
Total Deferred Tax Assets	9,448
Deferred Tax Liabilities:	
Accrued Expenses	(233)
Total Deferred Tax Liabilities	(233)
Net Deferred Tax Assets	$ 9,215

The Company has recorded a deferred tax asset at September 30, 2009. No valuation allowance is required at September 30, 2009 as management believes it is more likely than not that the deferred tax asset is realizable.

At September 30, 2009 the Company's liability for unrecognized tax benefits decreased to $2,613,000.

Interest and penalties related to unrecognized tax benefits accrued as of the beginning of the year was $808,000. During the twelve months ended September 30, 2009, accrued interest expense related to unrecognized tax benefits increased by $8,000. During the twelve months ended September 30, 2009, penalty expense related to unrecognized tax benefits increased by $26,000. Interest and penalties accrued as of September 30, 2009 was $842,000.

The aggregate changes in the balance of unrecognized tax benefits were as follows:

	September 30, 2009
	(in thousands)
Balance, Beginning of Year	$ 2,775
Increases for Tax Positions Related to the Current Year	154
Increases for Tax Positions Related to Prior Years	294
Decreases for Tax Positions Related to Prior Years	(58)
Reductions due to Lapsed Statute of Limitations	(552)
Balance, End of Year	$ 2,613

The Company is included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. It also files separate income tax returns in certain states and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to 2009 for federal tax returns and 2005 for state and local tax returns. The 2009 federal income tax return is currently being examined under the IRS Compliance Assurance Program. This program accelerates the examination of key issues in an attempt to resolve them before the tax return is filed. Certain state and local returns are also currently under various stages of audit. The 2009 IRS audit and state audits in process are expected to be completed in the fiscal year ending 2010. It is anticipated that the unrecognized tax benefits may decrease by an estimated $259,000 over the next 12 months.

NOTE 6 - BENEFIT PLANS:

The Company's employees participate in various qualified and non-qualified savings, incentive stock option and restricted stock plans of RJF along with other affiliated companies. RJF allocates the cost of providing these plans to the Company based on actual cost per employee. The qualified plans include profit sharing, employee stock ownership, 401(k), employee stock purchase and incentive stock options plans. The profit sharing plan and employee stock ownership plan provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Directors on a discretionary basis. The profit sharing plan and employee stock ownership plan benefits become fully vested after six years of qualified service. The 401(k) plan provides for the Company to match 100% of the first $500 and 50% of the next $500 of compensation deferred by each participant annually. The employee stock purchase plan allows employees to choose each year to have up to 20% of their annual compensation specified to purchase RJF's common stock at a 15% discount from market value, subject to certain limitations. Non-qualified plans, available to only select employees, include deferred long-term incentive compensation ("LTIP"), restricted stock, stock bonus, stock options and employee investment funds.

Select employees participate in various RJF incentive stock options and restricted stock plans which provide for the issuance of RJF common stock. These awards are forfeitable in the event the employee is no longer associated with the Company, other than for death, disability or retirement. RJF measures compensation expense for share-based awards made to the Company's employees based on estimated fair values on the date of grant and allocates the expense to the Company. The compensation cost is recognized over the applicable vesting period of the awards. Options granted before August 21, 2008 are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is an employee of the company at that time, disabled, deceased or recently retired. Options granted on or after August 21, 2008 are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is an employee of the Company or has terminated within 45 days, disabled, deceased or recently retired.

The fair value of each fixed option grant for these plans is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock option grants in the 2009 fiscal year:

	September 30, 2009
Dividend Yield	2.55%
Expected Volatility	46.99%
Risk-free Interest Rates	1.57%
Expected Lives	5.4 years

The dividend yield assumption is based on RJF's current declared dividend as a percentage of the stock price. The expected volatility assumption is based on RJF's historical stock price and is a weighted average combining (1) the volatility of the most recent year, (2) the volatility of the most recent time period equal to the expected lives assumption, and (3) the annualized volatility of the price of RJF stock since the late 1980's. The risk-free interest rate assumption is based on the U.S. Treasury yield curve in effect at the time of grant of the options. The expected lives assumption is based on the average of (1) the assumption that all outstanding options will be exercised at the midpoint between their vesting date and full contractual term and (2) the assumption that all outstanding options will be exercised at their full contractual term.

Under RJF's restricted stock plans the Company may grant restricted shares of RJF common stock to select employees of the Company and independent contractor financial advisors. The following activity occurred in the 2009 fiscal year:

	September 30, 2009		
	Shares/Units		Weighted Average Grant Date Fair Value ($)
Granted	17,899	$	19.39
Vested	6,397	$	25.00
Forfeited	-	$	-

The financial advisors of the Company, who are independent contractors, are not eligible to participate in any employee plans discussed above but are eligible to participate in two non-qualified stock option plans, a restricted stock plan and three non-qualified deferred compensation plans. Awards of RJF common stock are forfeitable in the event the independent contractor financial advisors are no longer associated with the Company, other than for death, disability or retirement. RJF allocates the cost of providing these plans to the Company based on actual cost per individual, which is recognized as compensation cost over the vesting period of the awards. Options granted prior to August 21, 2008 are exercisable five years after grant date provided that the financial advisors are still associated with the company, disabled, deceased or recently retired. Options granted on or after August 21, 2008 are exercisable five years after grant date provided that the financial advisors are still associated with the company or have terminated within 45 days, disabled, deceased or recently retired. Option terms are specified in individual agreements and expire on a date no later than the sixth anniversary of the grant date. Under these fixed stock option plans, the exercise price of each option equals the market price of RJF stock on the date of grant.

The fair value of each fixed option grant awarded to an independent contractor Financial Advisor is estimated on the date of grant and periodically revalued using the Black-Scholes option pricing model with the following weighted average assumptions used in the 2009 fiscal year:

	September 30, 2009
Dividend Yield	2.34%
Expected Volatility	44.44%
Risk-free Interest Rates	1.04%
Expected Lives	2.2 yrs

The dividend yield assumption is based on RJF's current declared dividend as a percentage of the stock price. The expected volatility assumption is based on RJF's historical stock price and is a weighted average combining (1) the volatility of the most recent year, (2) the volatility of the most recent time period equal to the expected lives assumption, and (3) the annualized volatility of the price of RJF stock since the late 1980's. The risk-free interest rate assumption is based on the U.S. Treasury yield curve in effect at each point in time the options are valued. The expected lives assumption is based on the difference between the option's vesting date plus 90 days (the average exercise period) and the date of the current reporting period.

Under one of RJF's restricted stock plans, the Company may grant restricted shares of common stock to independent contractor Financial Advisors. The following activity for independent contractor Financial Advisors occurred in the 2009 fiscal year:

	September 30, 2009	
	Shares	Weighted Average Reporting Date Fair Value ($)
Granted	9,292	$ 17.62
Vested	(2,991)	19.54
Forfeited	(6,506)	19.37

The three non-qualified deferred compensation plans consist of the FID Deferred Bonus Plan ("FID"), the SD Deferred Compensation Plan and the Wealth Accumulation Plan ("WAP"), all of which provide benefits to the Company's independent contractor Financial Advisors who meet certain production requirements. RJF has purchased and holds life insurance on employees to earn a competitive rate of return for participants and to provide the source of funds available to satisfy its obligations under both the FID and WAP plans. The contributions are made in amounts approved annually by RJF's management.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

The Company offers loans and transition assistance to its financial advisors mainly for recruiting purposes. These commitments are contingent upon certain events occurring, including but not limited to the financial advisor joining the Company and meeting

certain production requirements. In certain circumstances, the Company may make commitments prior to funding them. As of September 30, 2009, the Company estimates that it had made commitments of $8,266,000 in loans and transition assistance that have not yet been funded.

As a result of the extensive regulation of the securities industry, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

In connection with auction rate securities ("ARS"), the Company has been subject to ongoing examinations, with which it is cooperating fully, by the SEC, the New York Attorney General's Office and Florida's Office of Financial Regulation. The Company is also named in a class action lawsuit filed in April 2008 in United States District Court for Southern District of New York similar to that filed against a number of brokerage firms alleging various securities law violations relating to the adequacy of disclosure in connection with the marketing and sale of ARS, which it is vigorously defending. In September 2009, the court granted the Company motion to dismiss without prejudice and plaintiffs filed an amended complaint in October 2009.

Several large banks and brokerage firms, most of whom were the primary underwriters of and supported the auctions for, ARS have announced agreements, usually as part of a regulatory settlement, to repurchase ARS at par from some of their clients. Other brokerage firms have entered into similar agreements. The Company, in conjunction with other industry participants is actively seeking a solution to ARS' illiquidity. This includes issuers restructuring and refinancing the ARS, which has met with some success. Should these restructurings and refinancings continue, then clients' holdings could be reduced further, however, there can be no assurance these events will continue. If the Company were to consider resolving pending claims, inquiries or investigations by offering to repurchase all or a significant portion of these ARS from certain clients, it would have to have sufficient regulatory capital and cash or borrowing power to do so, and at present it does not have such capacity. Further, if such repurchases were made at par value there could be a market loss if the underlying securities' value is less than par and any such loss could adversely affect the results of operations.

The Company is a defendant or co-defendant in various lawsuits and arbitrations incidental to its securities business. The Company is contesting the allegations in these cases and believes that there are meritorious defenses in each of these lawsuits and arbitrations. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of the Company's management, based on currently available information, review with outside legal counsel, and consideration of amounts provided for in the accompanying financial statements with respect to these matters, ultimate resolution of these matters will not result in a material adverse impact on the Company's financial position or results of operations. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and upon the level of income for such period.

NOTE 8 – SUBSEQUENT EVENTS:

The Company has evaluated whether events or transactions have occurred after September 30, 2009 that would require recognition or disclosure in these financial statements through November 25, 2009, which is the issuance of these financial statements.

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Raymond James Financial Services, Inc.:

In planning and performing our audit of the financial statements of Raymond James Financial Services, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company), as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 25, 2009
Certified Public Accountants

International Headquarters: The Raymond James Financial Center
880 Carillon Parkway | St. Petersburg, FL 33716
727-567-1000 | raymondjames.com